EXHIBIT 12.1

Accellent Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Predecessor			Successor
	Years Ended December 31,		Period From January 1 to November 22,	Period From November 23 to December 31	Year Ended December 31,	Year Ended December 31,
	2003	2004	2005	2005	2006	2007
Pre-tax loss	$(932)	$(2,137)	(76,497)	$(22,024)	$(13,252)	$(119,740)
Interest expense, net	16,587	26,879	43,233	9,301	65,338	67,367
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Interest portion of rent	1,044	1,874	2,184	292	2,370	2,401
Earnings (loss)	16,699	26,616	(31,080	(12,431)	54,456	(49,972)

Fixed charges	$17,631	$28,753	$45,417	$9,593	$67,708	$69,768
Ratio	—	—	—	—	—	—
Deficiency	$932	$2,137	$76,497	$22,024	$13,252	$119,740